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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thoroughbred Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5110 Maryland Way, Suite 300
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert, LLP
(Name – *if individual, state last, first, middle name*)

3310 West End Ave, Suite 550	Nashville	TN	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Daniel Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thoroughbred Financial Services, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA K. FROMAN STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF WILLIAMSON

Signature

VP Operations

Title

Brenda K. Froman

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOROUGHBRED FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members of
Thoroughbred Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thoroughbred Financial Services, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Supplementary Information

The supplemental information included in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Cherry Bekaert LLP

Nashville, Tennessee
February 23, 2018

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

		2017
Assets		
Cash and cash equivalents	$	1,889,722
Deposits with clearing organizations		50,000
Commissions and other receivables		627,516
Prepaid expenses and other		22,929
Property and equipment, net of accumulated depreciation of $80,646		9,044
Total assets	$	2,599,211
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	697,311
Accrued rent		18,046
Accrued compensation, taxes, and benefits		581,393
Total liabilities		1,296,750
Members' equity		1,302,461
Total liabilities and members' equity	$	2,599,211

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

		2017
Revenues:		
Commissions income	$	18,722,898
Other		597,376
Management fees from related company		600,000
Total revenues		19,920,274
Expenses:		
Commissions expense		12,663,813
Employee compensation, taxes, and benefits		3,530,104
Management fees		2,316,016
Other		498,219
Facility rent		306,354
Trade fees and confirmations		199,937
Legal and professional		137,497
Total expenses		19,651,940
Net income	$	268,334

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2017

	Member Contributions	Retained Earnings	Total Members' Equity
Balances at December 31, 2016	$ 300,000	$ 934,127	$ 1,234,127
Distributions to members	-	(200,000)	(200,000)
Net income	-	268,334	268,334
Balances at December 31, 2017	$ 300,000	$ 1,002,461	$ 1,302,461

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

		2017
Cash flows from operating activities:		
Net income	$	268,334
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,752
Changes in operating assets and liabilities:		
Commissions and other receivables		(327,360)
Prepaid expenses and other		(2,033)
Accounts payable and accrued expenses		194,791
Accrued rent		(14,286)
Accrued compensation, taxes, and benefits		28,124
Net cash provided by operating activities		151,322
Cash flows from investing activities:		
Purchase of equipment		(8,377)
Net cash used in investing activities		(8,377)
Cash flows from financing activities:		
Distributions to members		(200,000)
Net cash used in financing activities		(200,000)
Net decrease in cash and cash equivalents		(57,055)
Cash and cash equivalents, beginning of year		1,946,777
Cash and cash equivalents, end of year		1,889,722
Supplemental disclosure:		
State income taxes paid		$17,515

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Thoroughbred Financial Services, LLC (the "Company") was formed effective June 24, 1999 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority. The Company also acts as an investment advisor and sells insurance products. It operates as a limited liability company ("LLC"), and its members have limited personal liability for the obligations or debts of the entity. The term of the LLC shall continue until June 24, 2039, unless earlier terminated in accordance with the provisions of the operating agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income and related expenses from customers' securities transactions are recorded on a trade date basis. Insurance commissions are recognized at the time the underwriting is completed and the income is reasonably determinable.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances which, at times may exceed federally insured limits. At December 31, 2017, the Company's uninsured cash balances total $874,188.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2017.

Property and Equipment

Expenditures for property and equipment are recorded at cost. Expenditures for ordinary repairs and maintenance are expensed. Depreciation is provided over the estimated useful lives of the respective assets using accelerated methods.

Income Taxes

Effective January 1, 2002, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for federal income taxes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company follows Financial Accounting Standards Board Accounting Standard Codification guidance clarifying the accounting for the recording of uncertain tax positions. The benefits of uncertain tax positions are recorded in the financial statements only after determining a more-likely-than-not probability that the uncertain tax position will withstand challenge, if any, from taxing authorities. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has no accrued tax penalties or interest in the accompanying financial statements. Tax years that remain open for examination include years ended December 31, 2014 through December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events through February 23, 2018 when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the statement of financial position date but prior to the filing of this report that would have a material impact on the financial statements.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements for the year ended December 31, 2017.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31 consists of the following:

	2017
Furniture and fixtures	$ 59,457
Computer equipment	30,233
	89,690
Less: Accumulated depreciation	(80,646)
	$ 9,044

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,076,998 which was $990,548 in excess of its required net capital of $86,450.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company earns management fees from a related party in exchange for the use of office space, personnel and administrative services. Management fees income for the year ending December 31, 2017 totaled $600,000, of which $50,000 is recorded in commissions and other receivables at December 31, 2017. The Company also earns commissions on investments of an affiliated entity. Commission income recognized under this arrangement totaled $1,196,684 for the year ending December 31, 2017.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") for its employees. The Plan covers all employees who have completed minimum service requirements. The Plan provides for employer safe harbor contributions and discretionary profit sharing contributions. Contributions to the Plan totaled $204,908 for the year ending December 31, 2017.

NOTE 8 – OPERATING LEASES

The Company leases facilities and equipment accounted for as operating lease agreements. Total rent expense under operating leases was $344,400 during 2017. The Company leases office space under a non-cancelable operating lease which began in August 2004 and was scheduled to expire in December 2011. During 2011, the lease was extended to expire in December 2018. Minimum lease payments range from $183,501 to $254,507 per annum. The lease provides for additional rent to be payable in accordance with the Company's pro rata share of the building's excess operating expenses.

Minimum rents due under operating leases having non-cancelable terms in excess of one year are as follows:

Year ending December 31:

2018	$ 323,745
2019	34,572
2020	34,572
2021	8,643
	$ 401,532

NOTE 9 – CONTINGENCIES

The company is currently the subject to an SEC investigation for which the Company received a request to which is it is complying. The investigation is ongoing and appears to relate principally to the Company's receipt of 12b-1 fees and the purchase of certain Class A shares rather than institutional class shares on behalf of certain clients. The company is presently unaware whether or not the SEC contemplates any remedial action. Due to the preliminary status of the investigation, no range of potential loss or expected outcome can presently be stated.

SUPPLEMENTARY INFORMATION

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Schedule I

		2017
Computation of basic net capital requirement:		
Net worth per financial statement	$	1,302,461
Total nonallowable assets		(210,151)
Haircuts on securities		(15,312)
Net capital		1,076,998
Minimum net capital requirement		86,450
Minimum dollar net capital requirement of reporting broker		50,000
Greater of above amounts		86,450
Excess net capital		990,548
Net capital less 120% of minumum dollar net capital requirement of reporting broker	$	947,323

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2017

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2017

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2017

The net capital computed on page 12 and the Company's computation of net capital on its December 31, 2017 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
December 31, 2017

Not Applicable

THOROUGHBRED FINANCIAL SERVICES, LLC
MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
December 31, 2017

None

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members of
Thoroughbred Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Thoroughbred Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
February 23, 2018

TFS

2017 Exemption Report

For the calendar year 2017 Thoroughbred Financial Services, LLC (TFS) has operated under the exemption provision provided in SEA Rule 15c3-3(k)(2)(ii)

TFS has met the exemptive provisions under SEC Rule 15c3-3 through the calendar year 2017.

Daniel Kelly
VP Operations

Thoroughbred Financial Services, LLC
5110 Maryland Way • Suite 300 • Brentwood, TN 37027
615-371-0001 • fax 615-371-0184

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Required By SEC Rule 17a-5(e)(4)

To the Members of
Thoroughbred Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2017, which were agreed to by Thoroughbred Financial Services, LLC (the "Company") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Nashville, Tennessee
February 23, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****2114*********************MIXED AADC 220
51944 FINRA DEC
THOROUGHBRED FINANCIAL SERVICES LLC
5110 MARYLAND WAY STE 300
BRENTWOOD, TN 37027-7508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Kelly

2. A. General Assessment (item 2e from page 2) $ 24,730

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,683)

8-2-17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13 047

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 13 047

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13047

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thoroughbred Financial Services LLC
(Name of Corporation, Partnership or other organization)

Daniel K
(Authorized Signature)

VP
(Title)

Dated the 7 day of Feb, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 19 920 274
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,417,391
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	15,402
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,004	
Enter the greater of line (i) or (ii)	1,004
Total deductions	3,433,797
2d. SIPC Net Operating Revenues	$ 16,486,477
2e. General Assessment @ .0015	$ 24,730
	(to page 1, line 2.A.)